As filed with the Securities and Exchange Commission on May 24, 1999
                                             Registration No. 333-72261
_______________________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                         _____________________
                            AMENDMENT NO. 1
                                  TO
                               FORM S-3
                        REGISTRATION STATEMENT
                                 UNDER
                      THE SECURITIES ACT OF 1933
                         _____________________

                             NEOPATH, INC.
        (Exact name of registrant as specified in its charter)

          Washington                         91-1436093
_______________________________        ______________________
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

                        8271 - 154th Avenue NE
                       Redmond, Washington 98052
                            (425) 869-7284
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          RONALD R. BROMFIELD
                 President and Chief Executive Officer

                             NeoPath, Inc.
                        8271 - 154th Avenue NE
                       Redmond, Washington 98052
                            (425) 869-7284
  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         _____________________
                              Copies to:
                         MICHAEL E. STANSBURY
                           Perkins Coie LLP
                     1201 Third Avenue, 40th Floor
                    Seattle, Washington 98101-3099
                            (206) 583-8888
                         _____________________
  Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         _____________________
  The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.


               Subject to completion, dated May 24, 1999

                           2,900,000 Shares
                             NEOPATH, INC.

                             Common Stock
                         _____________________

Certain shareholders of NeoPath may offer for sale up to 2,900,000 shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices.

NeoPath will not receive any proceeds from the sale of the shares by the selling shareholders.

The common stock trades on the Nasdaq National Market under the symbol "NPTH." On May 20, 1999, the last reported sales price of the common stock on Nasdaq was $4.25 per share.


Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

                         _____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                         _____________________

                           TABLE OF CONTENTS

ABOUT NEOPATH                                                      1

     Recent Events.                                                1

RISK FACTORS                                                       2

     The information in this prospectus is forward-looking,
          and our actual results may be different from  our
          predictions.                                             2

     We have incurred substantial losses since we began
          doing business.                                          2

     We need additional capital to fund our operations.            3

     Our products may not achieve market acceptance.               4

     Our sales are concentrated among a relatively small
          number of customers, and as consolidation
          continues in the laboratory industry, the number
          of potential customers will decrease.                    4

     Our success depends upon the availability of health
          care reimbursement.                                      4

     We may be unable to maintain regulatory clearance for
          our products.                                            5

     We have limited marketing, sales and service experience.      5

     We face risks inherent in international transactions.         6

     We have a sole or limited source of supply for many of
          our product components.                                  6

     The government heavily regulates manufacturing of
          medical diagnostic devices.                              7

     We face intense competition.                                  7

     There are risks associated with acquisitions.                 9

     All of our sales depend on a single product line.             9

     We may face product liability claims.                        10

     We depend heavily on patents and proprietary rights.         10

     We have faced, and may continue to face, third-party
          claims of infringement.                                 10

     The loss of our key personnel, particularly highly
          skilled scientific and management personnel, could
          cause our business prospects to decline.                11

     Our stock price has been highly volatile.                    11

     Our quarterly results may fluctuate in future periods.       12

     The year  2000  problem  may cause  disruption  of  our
          operations.                                             12

FORWARD-LOOKING INFORMATION                                       13

HOW TO OBTAIN MORE INFORMATION                                    13

SELLING SHAREHOLDERS                                              15

PLAN OF DISTRIBUTION                                              16

VALIDITY OF COMMON STOCK                                          17

EXPERTS                                                           17

                             ABOUT NEOPATH

     NeoPath develops and markets visual intelligence technology to increase accuracy in medical testing. NeoPath's initial products include two automated screening systems that integrate proprietary high-speed morphology computers, video imaging technology and sophisticated image interpretation software to capture and analyze thousands of microscopic images from a Pap smear slide for the early detection of cervical cancer.

     The FDA approved our AutoPap(R) 300 QC Automatic Pap Screener System in 1995. The AutoPap QC is a rescreening device used for quality control and rescreening of previously screened Pap smear slides. Clinical studies have shown that the AutoPap QC detects a significantly higher proportion of undetected abnormal slides than procedures typically employed by clinical laboratories to meet federal rescreening requirements.

     The FDA approved our AutoPap(R) Primary Screening System in May 1998. The AutoPap Primary Screener uses the same hardware components as the AutoPap QC, but uses enhanced software to perform the initial screening of Pap smear slides and to classify up to 25% of such slides as requiring no further review. Clinical studies have shown that the AutoPap Primary Screener provides superior sensitivity and specificity when compared to existing laboratory practice. Currently it is the only instrument approved by the FDA that allows Pap smear slides to bypass human review. We believe that this feature of the AutoPap Primary Screener provides customers with an economic incentive to adopt the technology.

     The AutoPap System refers to the AutoPap Primary Screener and the AutoPap QC together.

Recent Events.

     In the quarter ended December 31, 1998, we wrote off $3.1 million of intangible assets related to our Pathfinder System product line. The write-off did not involve any cash expenditure. NeoPath acquired the Pathfinder System product line in June 1997 for a total purchase price of $4.6 million, including transaction-related expenses. As a result of the purchase, we recognized $4.3 million in intangible assets that were to be amortized over five years. Despite our attempts to market the Pathfinder System, we experienced continued losses and negative cash flows directly attributable to the product line. In the fourth quarter of 1998, revised projections for the product line showed continuing future losses, which clearly demonstrated indications of impairment. In accordance with required accounting practices, we compared the carrying value of these intangible assets to expected future discounted cash flows applicable to the Pathfinder product and, as a result of the analysis, wrote off the remaining balance of intangible assets. Pathfinder product sales accounted for 3 percent of total revenues in 1998.

     On February 9, 1999, we completed a $14.5 million private equity transaction in which we issued 2.9 million shares of common stock to investors at a price of $5.00 per share. On February 9, 1999, the last reported sale price of the common stock on Nasdaq was $5.125. We have filed this shelf registration statement on Form S-3 to allow resale of these shares. We have agreed to use our best efforts to keep this registration statement effective for two years. In connection with the financing, we issued to Invemed Associates, Inc., an investment banking firm, five-year warrants to purchase 100,000 shares of common stock at an exercise price of $5.89 per share. The proceeds of the private placement have been, and will be, used to fund our operating cash requirements.

     On March 26, 1999, AutoCyte, Inc. announced an agreement to purchase certain Neuromedical, Inc. technology, including patent rights, for $4.0 million in cash and 1.4 million shares of AutoCyte common stock. On April 26, 1999, NeoPath and AutoCyte announced an agreement whereby NeoPath may acquire an undivided interest in the intellectual property estate of Neuromedical that AutoCyte had agreed to acquire. Subject to completion of the agreement between AutoCyte and Neuromedical and other conditions, NeoPath will pay AutoCyte $2.2 million in cash and issue AutoCyte 1.2 million shares of NeoPath common stock at the later of the transaction closing date or September 1, 1999. On May 18, 1999, AutoCyte announced that it had completed its acquisition of the Neuromedical technology.

                             RISK FACTORS

The information in this prospectus is forward-looking, and our actual results may be different from our predictions.

     This prospectus and the documents we incorporate by reference contain forward-looking statements that involve risks and uncertainties. The statements in this prospectus that are not purely historical are forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," estimates," and similar expressions identify forward-looking statements. But the absence of these words does not mean the statement is not forward-looking. We cannot guarantee these statements, which are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results may differ materially from those we forecast in forward-looking statements due to a variety of factors, including those set forth in the following risk factors, elsewhere in this prospectus and in the documents we have incorporated by reference. We will not update any forward-looking statements due to new information, future events or otherwise. Before investing in the common stock, you should consider carefully the following factors, as well as the information contained in the rest of this prospectus and in the documents we incorporate by reference.

We have incurred substantial losses since we began doing business.

     As of March 31, 1999, our accumulated deficit was $118.9 million. We first began recognizing product revenue in 1996. For 1996, 1997, 1998 and the first three months of 1999, we incurred cumulative losses of $72.5 million on revenues of $28.0 million. We expect continued losses in 1999 as we market the AutoPap Primary Screener primarily under a fee-per-use strategy in the United States, continue product development initiatives and perform additional clinical studies. We cannot guarantee that our business will ever become profitable.

We need additional capital to fund our operations.

     We expect negative cash flow from operations to continue at least through 1999. At March 31, 1999, NeoPath had approximately
$14.9 million in cash; however, we may require additional funds to produce AutoPap Systems for our fee-per-use program and cover continuing losses. We may be unable to obtain adequate funds, whether obtained through financial markets or from collaborative or other arrangements with corporate partners or other sources, when we need them, or we may be unable to find adequate funding on favorable terms, if at all. If we raise additional funds by issuing equity securities, existing shareholders will suffer dilution of their interest in NeoPath. In addition, if we obtain additional funds through arrangements with collaborative partners, we may have to relinquish rights to certain of our technologies or potential products that we would otherwise seek to develop or commercialize ourselves.

     Our future capital requirements will depend on numerous factors, including:

     -  sales of AutoPap Primary Screeners and fee-per-use revenues;

     - research and development programs for the development of enhanced products;

     -  additional clinical trials;

     - relationships with existing and future corporate collaborators, if any;

     -  competing technological and market developments;

     -  the time and costs involved in obtaining regulatory approvals;

     - the costs involved in filing, prosecuting, defending and enforcing patent claims; and

     - the time and costs of manufacturing scale-up and commercialization activities.

     We estimate that our existing cash and cash equivalents will meet our capital requirements through 1999. In the year 2000, our cash requirement are estimated to depend primarily on the placement rate and pricing of fee-per-use AutoPap Primary Screeners which require that NeoPath invest in initial manufacturing costs to achieve long-term return through monthly customer payments. We cannot guarantee that the assumptions underlying our estimates will prove to be accurate. We intend to seek additional funding through private debt financing to provide additional resources to support AutoPap Primary Screener production, but we may be unable to do so. To date, we have had discussions with various potential lenders. A lender's collateral would be based primarily on AutoPap Systems placed on multi-year fee-per-use contracts. SmithKline Beecham Clinical Laboratories is our largest customer; therefore, the February 1999 announcement that Quest Diagnostics Incorporated agreed to purchase SmithKline may delay our ability to obtain debt financing.

Our products may not achieve market acceptance.

     Our products may never be commercially successful. NeoPath's growth depends on market acceptance of the AutoPap Primary Screener by clinical laboratories, healthcare providers, third-party healthcare payers and patients. Our success also depends on customers' acceptance of our fee-per-use and sale programs. Even if our products gain market acceptance, the availability of reimbursement from third-party healthcare payers such as government and private insurance plans may limit our revenues.

Our sales are concentrated among a relatively small number of customers, and as consolidation continues in the laboratory industry, the number of potential customers will decrease.

       A significant proportion of our sales is concentrated among a relatively small number of customers, and this likely will be true for the foreseeable future. For the year ended December 31, 1998, approximately 28% of our revenues were from two customers, SmithKline Beecham Clinical Laboratories in the United States and Chang's Instrument Company Limited in Taiwan. The loss of SmithKline would be materially detrimental to our business.

     Moreover, due to consolidation in the clinical laboratory industry, we expect that the number of potential domestic customers for our products will decrease. These factors increase our dependence on sales to the largest clinical laboratories and the bargaining power of those potential customers. Our market research indicates that over 35% of all U.S. Pap smears are screened by the three largest laboratories, including SmithKline, Quest Diagnostics Incorporated and Laboratory Corporation of America. Each of these companies operates multiple laboratory facilities nationwide.

     In February 1999, SmithKline and Quest announced that Quest had agreed to purchase SmithKline. The combined entity would be the largest clinical laboratory company in the world. NeoPath's national agreement with SmithKline is binding on successor organizations, and we believe that the AutoPap Primary Screeners installed under the SmithKline agreement will continue to generate revenues in accordance with the underlying agreement. However, additional AutoPap Primary Screener orders have been delayed as the two laboratories work through their combined business issues. Future negotiations with SmithKline and Quest could result in changes to the overall pricing and placement rate under the existing SmithKline agreement.

Our success depends upon the availability of health care reimbursement.

     Third-party healthcare payers in the United States are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payers may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payers may delay acceptance of an automated Pap smear screening or rescreening system that replaces or supplements current laboratory Pap smear review practices.

     Virtually all of our revenues are dependent on customers who rely on third party reimbursement. Restrictions on reimbursement may limit the price we can charge for AutoPap System screening or reduce the demand for AutoPap System screening. If these payers do not reimburse for the AutoPap System screening, or provide reimbursement significantly below the amount laboratories charge patients to perform AutoPap System screening, our product will be less attractive to our customers and potential customers and potential market and revenues will be significantly reduced. AutoPap System screening may never become widely reimbursed, and AutoPap reimbursement may not be sufficient to permit us to generate substantial revenue. Future healthcare legislation or other changes in the administration or interpretation of government healthcare or third-party reimbursement programs may also adversely affect our business. Third-party reimbursement also may not be available for the AutoPap System under foreign reimbursement systems.

We may be unable to maintain regulatory clearance for our products.

     The U.S. government extensively regulates the manufacture and sale of medical diagnostic devices for commercial use. Government agencies in certain other countries impose similar requirements. The AutoPap Primary Screener and AutoPap QC have been cleared for commercialization in the United States and in Japan, Canada, Australia, New Zealand, The Netherlands, Italy, Hong Kong, Korea, and Taiwan.

     Governmental regulatory agencies in the United States or elsewhere may not approve future commercial enhancements to the AutoPap System on a timely basis, if at all. Even if these agencies clear the enhanced products for sale, they may not confer the clinical indications we request, or the approval may contain significant limitations, such as warnings, precautions or contraindications, requests for postmarket studies, or additional regulatory requirements. Our regulatory applications may be delayed or rejected based on changes in regulatory policies or regulations. Although the FDA has inspected our manufacturing operations for compliance with FDA quality systems regulations, we remain subject to ongoing FDA quality systems regulation and inspection.

We have limited marketing, sales and service experience.

     We market, sell, service, and support the AutoPap System through a direct sales force in North America and through independent foreign distributors. We have limited marketing, sales and service experience, and may find it difficult to recruit and retain skilled sales, marketing, service or support personnel or foreign distributors. Our marketing and sales efforts may not be successful. We provide competitive compensation and benefits, including stock options, and a professional, challenging environment to retain key personnel.

We face risks inherent in international transactions.

     We rely primarily on third-party distributors to place AutoPap Systems internationally. International transactions pose a number of risks. For NeoPath, the most significant risks are:

     - regulatory delays or disapprovals with respect to enhancements to the AutoPap Primary Screener,

     -  expenses and delays due to compliance with government controls,

     -  export license requirements,

     -  uncertain sales and collections due to political instability,

     -  reduced revenues due to price controls,

     -  reduced sales due to trade restrictions,

     -  changes in tariffs, and

     -  difficulties with foreign distributors.

We have a sole or limited source of supply for many of our product components.

     We purchase all components for the AutoPap System from outside vendors. A major component of the AutoPap System, the slide tray motion system, is supplied by a sole-source vendor, Applied Precision, Inc. In addition, AutoPap System optics are purchased sole-source from Nikon Corporation, and video cameras are purchased sole-source from Sony Electronics, Inc. Certain other components are currently purchased from single-source vendors. Components provided by additional or replacement suppliers would require some modification to be used in the AutoPap System. We would be unable to quickly establish additional or replacement sources of supply for many AutoPap System components. In addition, we may need to obtain regulatory approval to substitute certain components. We cannot be sure of obtaining the necessary approvals. If one of our vendors becomes unable to supply acceptable components in a timely manner and in the quantity required we may need to delay or halt our manufacturing process. Any delay or cessation of manufacturing could adversely affect our business.

The government heavily regulates manufacturing of medical diagnostic devices.

     Manufacturers of medical diagnostic devices face strict federal regulations regarding the quality of manufacturing. For example, the FDA periodically inspects the manufacturing facilities of diagnostic device manufacturers to determine compliance with regulations. Our current and future manufacturing and design operations must comply with these and all other applicable regulations, including regulations imposed by other governments. If we fail to comply with quality systems regulations we could face civil or criminal penalties or enforcement proceedings. These proceedings may require us to recall a product or to stop placing our products in service or selling our products. Similar results could occur if we violate foreign regulations. We may not be able to attain or maintain compliance with quality systems requirements. Any failure to comply with the applicable manufacturing regulations would have a material adverse effect on our business.

We face intense competition.

     Competition in the medical device industry is intense. Our competitors may develop new technologies and products that prove to be more effective than the AutoPap System in important ways.
Furthermore, other companies may purchase or develop technologies that compete with the AutoPap System or render it obsolete. These competitors may manufacture, market and sell their products or services more successfully than us, which could adversely affect our business. We believe that the AutoPap System must remain competitive in accuracy and effectiveness, cost, including both charges by us to the laboratory and the laboratory's labor and overhead costs, convenience, perception among influential cytopathologists and laboratories, and processing speed and reliability. We cannot guarantee that the AutoPap System will be competitive in any of these areas.

     The AutoPap System competes with existing manual methods of screening Pap smears and with semi-automated systems. To effectively compete, we must keep pace with the rapid product development and technological change in our industry. The AutoPap System must demonstrate accuracy and cost effectiveness that equals or exceeds manual review of Pap smears and the technology that may be offered by our competitors.

     We are aware of  two potential direct competitors:

     - AutoCyte, Inc., which is developing a semi-automated system to prepare and analyze liquid-based Pap smears, a potential alternative to conventional Pap smears; and

     - Morphometrix Technologies Inc., which is developing an automated system to analyze monolayer Pap smears

     Neuromedical Systems, Inc., had obtained regulatory approval for a semi-automated system that rescreens conventional Pap smears and was developing a semi-automated primary screener. On March 26, 1999, Neuromedical announced that it had filed a voluntary chapter 11 petition for bankruptcy. On the same day, AutoCyte announced an agreement to purchase certain Neuromedical technology, including patent rights, for $4.0 million in cash and 1.4 million shares of AutoCyte common stock. On April 26, 1999, NeoPath and AutoCyte announced an agreement whereby NeoPath may acquire an undivided interest in the intellectual property estate of Neuromedical that AutoCyte had agreed to acquire. Subject to completion of the agreement between AutoCyte and Neuromedical and other conditions, NeoPath will pay AutoCyte $2.2 million in cash and issue AutoCyte 1.2 million shares of NeoPath common stock at the later of the transaction closing date or September 1, 1999. On May 18, 1999, AutoCyte announced that it had completed its acquisition of the Neuromedical technology.

     We also face indirect competition from companies that manufacture liquid-based or monolayer slide preparation systems and devices that automate various aspects of cytology. Cytyc Corporation is approved to market its ThinPrep System that prepares slides for cervical cancer screening using a liquid-based sampling and preparation technique as a replacement for the conventional Pap smear method. Because the AutoPap System is not currently approved to process Cytyc's ThinPrep Pap smear, laboratories that choose to use ThinPrep are not currently able to fully adopt the AutoPap System.

There are risks associated with acquisitions.

     We may not be successful in integrating the technology rights or operations from acquisitions. In June 1997, NeoPath acquired the Pathfinder System product line, for which the resulting intangible assets were written off in the fourth quarter of 1998. On April 26, 1999, NeoPath and AutoCyte announced an agreement whereby NeoPath may acquire an undivided interest in the intellectual property estate of Neuromedical that AutoCyte had agreed to acquire. We have limited experience with completing and integrating acquisitions. Our business may include growth by acquisition. Future acquisitions present many risks and uncertainties generally associated with acquisitions, including:

     -  diversion of management's attention from other business concerns;

     -  increased fixed costs, which could cause profits to decrease;

     - disruption of our ongoing business and operations, which could, among other things, impair our reputation and our relationships with customers and employees and potentially cause the loss of our own key employees or those of an acquired company;

     - integration of an acquired company's personnel and operations with our personnel and operations;

     -  maintenance of our standards, controls, procedures and policies;

     -  negative impact on earnings;

     - issuances of equity securities that may dilute your interest in our company;

     -  our taking on additional debt;

     - our becoming responsible for significant liabilities of companies we acquire; or

     - large one-time write-offs and amortization expenses related to goodwill and other intangible assets.

     We have not yet established our ability to meet such challenges.

All of our sales depend on a single product line.

     To date, we have concentrated on development of the AutoPap
System. We have performed only limited research on other applications of our core technology. Accordingly, our success will depend primarily on the successful development and marketing of the AutoPap System to generate revenues. The AutoPap System may never be a commercial success.

We may face product liability claims.

     The commercial screening of Pap smears has generated significant malpractice litigation. As a result, we face product liability, errors and omissions or other claims if our products are alleged to have caused a false-negative diagnosis. Although we have product liability insurance, it will become increasingly difficult for us to obtain and maintain reasonable product liability coverage. Our current product liability coverage is limited to $25 million. Substantial increases in insurance premium costs often make coverage economically impractical. We may not be able to obtain adequate product liability insurance at a reasonable cost. Thus, product liability claims may adversely affect our business.

We depend heavily on patents and proprietary rights.

     We rely on a combination of patents, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold 7 foreign patents, 54 U.S. patents (issued or allowed), and have 26 additional U.S. patents pending. NeoPath's patents expire in 2012 - 2018. Pending patent applications may not ultimately issue as patents or, if patents do issue, may not be sufficiently broad to protect our proprietary rights. Competitors may challenge or circumvent our patents or pending applications. Our patents may never provide us with any competitive advantages. We pursue selected international patents only in key markets. In certain foreign countries, protection of our patent and other intellectual property may be unavailable or very limited. Given our focused strategy internationally, we have not experienced significant inability to obtain sought-after intellectual property. However, such protection may be unavailable or very limited in future markets that we have not yet targeted. Our confidentiality agreements with employees and other parties may not protect the confidentiality of our trade secrets and proprietary information or provide meaningful protection for our confidential information. In addition, our competitors could independently develop our trade secrets or proprietary information.

We have faced, and may continue to face, third-party claims of infringement.

     On July 15, 1996, Neuromedical filed a lawsuit against NeoPath, Inc. in the United States District Court for the Southern District of New York. The complaint alleged patent infringement, unfair competition, false advertising, and related claims and requested monetary damages and injunctive relief. On September 5, 1996, we filed our answer and counter claims. In May 1998, a judge in the United States District Court for the Southern District of New York denied Neuromedical's motion for a preliminary injunction against us. The parties agreed to dismiss their claims and counterclaims on all but the patent issues, and Neuromedical accordingly served an amended complaint on July 27, 1998 asserting only patent infringement claims. Virtually all of our domestic revenues, which represented 81% of total revenues in 1998, are derived from products that incorporate technology covered by this patent. We believe NeoPath has a strong position in this action, and we will defend against these claims vigorously. On March 26, 1999, Neuromedical announced that it had filed a voluntary chapter 11 petition for bankruptcy. On April 6, 1999, the court removed the case from its active docket pending further developments in Neuromedical's bankruptcy proceedings.

     On March 31, 1997, NeoPath filed a patent infringement lawsuit against Neuromedical in the United States District Court for the Western District of Washington. Our complaint alleges patent infringement and seeks permanent injunctions against Neuromedical. In March and April 1998 this lawsuit was amended, and NeoPath filed an additional related patent lawsuit against Neuromedical. Neuromedical filed a motion for summary judgment, which the court denied in April 1998. In October 1998, Neuromedical filed another motion for summary
judgment that the court denied.   By court order on March 30, 1999,
proceedings have been stayed pending resolution of Neuromedical's bankruptcy proceedings. Furthermore, the court ordered that these cases be removed from the court's active caseload.

     On March 26, 1999, AutoCyte, Inc. announced an agreement to purchase certain Neuromedical technology, including patent rights, for $4.0 million in cash and 1.4 million shares of AutoCyte common stock. On April 26, 1999, NeoPath and AutoCyte announced an agreement whereby we may acquire an undivided interest in the intellectual property estate of Neuromedical that AutoCyte had agreed to acquire. Subject to completion of the agreement between AutoCyte and Neuromedical and other conditions, we will pay AutoCyte $2.2 million in cash and issue AutoCyte 1.2 million shares of NeoPath common stock at the later of the transaction closing date or September 1, 1999. On May 18, 1999, AutoCyte announced that it had completed its acquisition of the Neuromedical technology. Our agreement with AutoCyte provides that the patent infringement litigation between NeoPath and Neuromedical will be terminated.

     We cannot predict the outcome of this patent litigation. An unfavorable resolution of any of these issues could materially adversely affect our business.

The loss of our key personnel, particularly highly skilled scientific and management personnel, could cause our business prospects to decline.

     We depend heavily on the principal members of our management and scientific staff. The loss of their services might impede achievement of our strategic objectives or research and development. Our success depends on our ability to retain key employees and to attract additional qualified employees. Competition for highly skilled scientific and management personnel is intense, particularly in the Western Washington region, where such resources are scarce relative to the needs of a growing high technology business sector. The failure to recruit such personnel or the loss of existing personnel could adversely affect our business. We do not carry key person life insurance on our executives or other key personnel.

Our stock price has been highly volatile.

     The market price of our common stock has been, and may continue to be, highly volatile. Our stock trades on the Nasdaq National Market. Since the beginning of 1998, our stock has traded as high as $18.19 and as low as $3.00 per share. The future price of the common stock is likely to be significantly influenced by results of our sales and marketing programs, the outcome of clinical trials by us or our competitors, concern about the safety or efficacy of our products or our competitors' products, announcements of technological innovations or new products, changes in governmental regulation, changes in healthcare legislation, developments in our patent or other proprietary rights or the rights of our competitors, fluctuations in our operating results, and general market and economic conditions.

Our quarterly results may fluctuate in future periods.

     We expect our operating results to fluctuate significantly from quarter to quarter in the future. For instance, our revenues for the quarter ended March 31, 1999 were $2.0 million, compared to revenues of $3.6 million in the quarter ended March 31, 1998. Quarterly net losses have ranged from $8.1 million in the quarter ended December 31, 1998 to $4.8 million in the quarter ended December 31, 1997. A number of factors may cause this fluctuation, including:

     - the rate and extent of domestic and international market acceptance of the AutoPap Primary Screener;

     -  the mixture of fee-per-use and sale contracts;

     - the timing and scope of clinical studies and corresponding regulatory submissions;

     -  the timing of domestic and foreign regulatory approvals;

     - the level of research and development spending required for product enhancements and development of new technologies;

     -  the timing of approvals for AutoPap reimbursement; and

     - the introduction and market acceptance of competing products or technologies.

     These fluctuations may cause our results to be below analysts' and investors' expectations, causing the market price of our common stock to decline.

The year 2000 problem may cause disruption of our operations.

     We need to modify or replace certain portions of our internal systems and product software and certain hardware so that those systems will properly recognize dates beyond December 31, 1999. However, we have identified no significant Year 2000 issues that cannot be resolved through software or hardware upgrades that are currently available or expected to be available soon. We are using our existing internal resources to reprogram or replace noncompliant internal systems and product hardware and software. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 issue could result in system errors or failures and could significantly disrupt Neopath's and its customers' operations.

     We have asked our significant suppliers and subcontractors about their Year 2000 compliance status. To date, we are not aware of any external agent with Year 2000 problems that would materially affect our results of operations, liquidity, or capital resources. However, we have no means of ensuring that these agents will be Year 2000 ready. If our suppliers and subcontractors do not complete their Year 2000 resolution process in a timely fashion we could face significant business interruptions that could harm our business. We cannot accurately predict the effect of non-compliance by external agents.

     The Company currently has no contingency plans in place in the event it does not complete all phases of the Year 2000 program, including the possibility that its external agents are not Year 2000 ready. If we or others do not make necessary modifications and conversions, or do not complete them on time, the Year 2000 Issue could disrupt NeoPath's operations and materially affect its business, financial condition, and results of operations.

                      FORWARD-LOOKING INFORMATION

     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statement as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this Prospectus or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The section entitled "Risk Factors" describes some, but not all, of the factors that could cause these differences.

                    HOW TO OBTAIN MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC's web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. This information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     1.  NeoPath's Annual Report on Form 10-K for the year ended
         December 31, 1998;

     2. NeoPath's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     3. The description of the common stock in NeoPath's Registration Statement on Form 8-A effective as of November 30, 1994, including any amendment or report filed to update the description; and

     4.  All other documents filed by NeoPath pursuant to Section
         13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

     You may obtain copies of these documents, without exhibits, free of charge by contacting NeoPath's corporate secretary at our principal offices, which are located at 8271 - 154th Avenue NE, Redmond,
Washington 98052, telephone number (425) 869-7284. You may visit our website at www.neopath.com.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                         SELLING SHAREHOLDERS

     The following table presents information regarding the selling shareholders and the number of shares they may offer by this prospectus.


                                               Shares That May            Shares Beneficially Owned
                                                   Be Sold                      After Offering
                                         ____________________________    __________________________
                              Shares
                           Beneficially                Percentage
                              Owned                        of
                              Prior                      Common                       Percentage of
                               to                        Stock                        Common Stock
Name of Shareholder          Offering       Amount     Outstanding         Amount      Outstanding
_______________________     _________     __________   ___________       _________    ____________
The Kaufmann Fund, Inc.     2,071,000      1,821,000      10.5%            250,000        1.4%


Capital Research and        1,121,400        500,000       2.9%            621,400        3.6%
Management Company
on behalf of SmallCap
World Fund, Inc.

The Jenifer Altman             21,000          7,000          *             14,000           *
Foundation

Alza Corporation               21,000          6,000          *             15,000           *
Retirement Plan

Dean Witter Foundation         21,000          6,000          *             15,000           *

The Ferris Hamilton            15,000          5,000          *             10,000           *
Family Trust

John J. &                       4,000          4,000          *                 --           *
Catherine H. Kayola

Arthur D. Little              160,000         60,000          *            100,000           *
Employee Investment Plan

The Magee/Bernhard LLC         43,000         18,000          *             25,000           *

The Meehan Investment          16,000          4,000          *             12,000           *
Partnership I, L.P.

Margaret M. Legacy             21,000          6,000          *             15,000           *

NFIB Employee Pension Trust    32,000         12,000          *             20,000           *

NFIB Corporate Account         28,000         15,000          *             13,000           *

Norwalk Employees'             72,000         12,000          *             60,000           *
Pension Plan

Public Employee               270,000        120,000          *            150,000           *
Retirement System of Idaho

Roanoke College                26,000          6,000          *             20,000           *

The A & JS Family LLC          27,000         11,000          *             16,000           *

City of Stamford               53,000         18,000          *             35,000           *
Firemen's Pension Fund

State of Oregon PERS/ZCG      840,000        240,000       1.4%            600,000        3.5%

Van Loben Sels Foundation      21,000          5,000          *             16,000           *

The A & SW Family LLC          27,700         12,000          *             15,700           *

Wells Family LLC               31,000          6,000          *             25,000           *

Wolfson Investment             26,000          6,000          *             20,000           *
Partners LP                 _________      _________      _____          _________       _____

                            4,968,100      2,900,000      16.7%          2,068,100       11.9%

____________________
*  Less than 1%

     None of the selling shareholders has had any material relationship with NeoPath or its affiliates within the past three years. The selling shareholders purchased all of the shares from NeoPath in a private transaction on February 9, 1999. All of the shares were "restricted securities" under the Securities Act prior to this registration.

     The selling shareholders have represented to us that they purchased the shares for their own account for investment only and not with a view towards selling or distributing them, except pursuant to sales registered under the Securities Act or exemptions. NeoPath agreed with the selling shareholders to file the registration statement to register the resale of the shares. NeoPath agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the earlier of (1) February 9, 2001 and (2) the date on which the selling shareholders have sold all the shares.

                         PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders and their successors (including donees and pledgees, who may sell shares they receive from the selling shareholders after the date of this prospectus). The selling shareholders or their successors may sell all of the shares from time to time in transactions in the over-the-counter market through Nasdaq, or on one or more other securities markets and exchanges, in privately negotiated transactions or through writing options on the shares. They may sell the shares at fixed prices that may change, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The selling shareholders may sell the shares to or through broker-dealers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements for the sale of the shares with any underwriters or broker-dealers and that no underwriter or coordinating broker is now acting in connection with the proposed sale of shares.

     NeoPath will not receive any proceeds from the sale of the shares by the selling shareholders. NeoPath may suspend use of this prospectus under certain circumstances.

     The selling shareholders and broker-dealers who assist in the sale of the shares may be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any commissions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M of the Exchange Act may restrict their sales in the market.

     NeoPath will pay all expenses, other than selling commissions and fees and stock transfer taxes, of the registration and sale of the shares. NeoPath also has agreed to indemnify the selling shareholders and broker-dealers who assist in the sale of the shares against certain liabilities, including liabilities under the Securities Act. The selling shareholders may indemnify any agent, dealer or broker-dealer that assists them in selling the shares against certain liabilities, including liabilities arising under the Securities Act.

     We cannot guarantee that the selling shareholders will sell any or all of the shares.

                       VALIDITY OF COMMON STOCK

     Perkins Coie LLP, Seattle, Washington, will provide NeoPath with an opinion as to legal matters in connection with the common stock offered by this prospectus.

                                EXPERTS

     The financial statements of NeoPath, Inc. incorporated by reference in NeoPath, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

_______________________________________________________________________

  We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of NeoPath may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.

______________________________________________________________________


                           2,900,000 Shares

                             NEOPATH, INC.

                             Common Stock

                            ______________

                              PROSPECTUS
                            ______________


                             May 24, 1999

_____________________________________________________________________

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq National Market additional listing fee.

     SEC registration fee                          $  4,233
     Nasdaq National Market listing fee              17,500
     Legal fees and expenses                         15,000
     Accounting fees and expenses                    10,000
                                                   ________
     Total                                         $ 46,733
                                                   ========

Item 15.  Indemnification of Directors and Officers

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 8 of the registrant's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

     The Registrant also has entered into indemnification agreements under which it has agreed, among other things, to indemnify its directors and officers against certain liabilities.

Item 16.  Exhibits

    5.1* Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the Common Stock

    23.1    Consent of Ernst & Young LLP, independent auditors

    23.2*   Consent of Perkins Coie LLP (contained in Exhibit 5.1)

    24.1*   Power of Attorney (contained on signature page)

     *      Filed previously on February 12, 1999 (File No. 333-72261).

Item 17.  Undertakings

     A.   The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; and (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D.   The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Redmond, State of Washington, on the 21st day of May, 1999.

                              NeoPath, Inc.

                              /s/ ROBERT C. BATEMAN
                              _____________________
                              By:  Robert C. Bateman
                                   Vice President, Finance, Chief
                                   Financial Officer, Treasurer and
                                   Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 21st day of May, 1999.

Signature                       Title
_________                       _____


  /s/ RONALD R. BROMFIELD       President, Chief Executive Officer,
__________________________      and Director (Principal Executive Officer)
  Ronald R. Bromfield

         *
___________________________     Chairman of the Board
  Alan C. Nelson


  /s/ ROBERT C. BATEMAN         Vice President, Finance, Chief
___________________________     Financial Officer, Treasurer and Secretary
                                (Principal Financial and Accounting Officer)

         *
___________________________     Director
  Thomas A. Bonfiglio


         *
___________________________     Director
  Cristina H. Kepner


         *
___________________________     Director
  Walter L. Robb


         *
___________________________     Director
  William L. Scott

         *
___________________________     Director
  David A. Thompson


* By: /s/ ROBERT C. BATEMAN
___________________________     Attorney-In-Fact
  Robert C. Bateman

                                                       Exhibit 23.1


           CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of NeoPath, Inc. for the registration of 2,900,000 shares of its common stock and to the incorporation by reference therein of our report dated February 9, 1999, with respect to the financial statements of NeoPath, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1998, filed with the Securities and Exchange Commission.


                                                 /s/ ERNST & YOUNG LLP
                                                 _____________________
                                                 ERNST & YOUNG LLP
Seattle, Washington
May 21, 1999

                             EXHIBIT INDEX

     Exhibit Number

     5.1*    Opinion of Perkins Coie LLP, counsel to the registrant,
             regarding the legality of the   Common Stock

     23.1    Consent of Ernst & Young LLP, independent auditors

     23.2*   Consent of Perkins Coie LLP (contained in Exhibit 5.1)

     24.1*   Power of Attorney (contained on signature page)

      *      Filed previously on February 12, 1999 (File No. 333-72261).